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Raised of $150k - $1m goal
SlideBelts
Own a Piece of the Next Big Thing in Belts
Small OPO
Sacramento, CA
Consumer Products
Accepting International Investment
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Building a Better Belt

The Problem with Wearables

Technology is shrinking. Not in popularity, but in physical size. It's rapidly getting smaller and smaller. Therefore experts are realizing that our inevitable future is wearables: **tech will increasingly be integrated into clothing**. The problem so far, is that all these wearable tech products seem to forget the fundamentals:

1. **Simplicity** in product design.
2. **Subtlety** of feature integration.
3. **Style**. Nobody wants to wear something clunky no matter how innovative it is.

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OUR AMBITION: To Empower People with Simple, Subtle, Stylish Wearables.

At SlideBelts, we decided to start with the basics and see if we could begin by simply improving the traditional leather belt. We said to ourselves: "*Before diving into tech and changing the world, let's get a good foundation; let's see if we can begin by simply improving the traditional leather belt, and go from there.*"

As with any great idea or invention, **product development always builds upon work from past innovators**. It in a culmination of ideas across various industries. In our case, it began with the discovery of a novel military belt concept, inspiring us to improve and build upon it in numerous ways. With each refinement, our sales continued to surge.

Turning Brand Ambassadors into Future Owners

So why in the world did we decide to jump headfirst into equity crowdfunding? SlideBelts strives to stay one step ahead of the pack. We constantly **innovate both our products *and* our business strategies**, utilizing any & all tools necessary for driving growth — while never forgetting the fundamentals. Innovation is the only way for a company to not only survive, but **THRIVE**.

What better way to thrive, than to utilize the **JOBS Act**, which the United States very recently signed into law. The Jumpstart Our Business Startup (JOBS) Act allows, for the first time, *everyday consumers to invest in startups*. Having the ability to democratize capital beyond the institutional walls of Wall Street or Silicon Valley makes **Regulation Crowdfunding** an attractive option for us to drive our business forward, and allows those who love our products to take part in our success

Take Part in our Success and Join our Belt Crusade



I love this company and the team that's helping me build it. As CEO, I place my employees at priority number one, above all other company priorities. If you treat your team right, the results will follow. They are the ones that *make the magic happen*, and *keep the fire burning brighter*. They constantly impress me by the speed at which they adopt tried & true business principles, never forgetting to focus on the fundamentals, and at the same time **charging boldly into uncharted waters**.

This offering is a labor of love from all of us on the SlideBelts team. We hope you enjoy the content on this page, as we showcase some of the hard work & accomplishments that we've *achieved as a team*. **I invite you to join our crusade and own a piece of the next big thing in belts**.



Brig Taylor
Founder and CEO



THE OPPORTUNITY

<u>**INVESTMENT**</u>

SAFE (Simple Agreement for Future Equity)

$20M valuation cap| 20% Discount

Minimum $250 Investment

If you invest, you're betting the company will be worth more than $20M in the future.

What is a SAFE?

A **SAFE** is an acronym that stands for "**Simple Agreement for Future Equity**" and offers you the right to future shares in SlideBelts. The number of shares you will receive in the future will be determined at the next equity round in which SlideBelts issues preferred stock to institutional investors. We have modified the standard Y Combinator **SAFE** to comport with Regulation Crowdfunding.

THE BUZZ ABOUT SLIDEBELTS

"This super tough Survival Belt hides a handy multi-tool in its buckle:
EVEN BATMAN WOULD ENVY A BADASS UTILITY BELT LIKE THIS."

Scott Tharler, Maxim

"This is not just a belt; allow me to introduce you into the world of SlideBelts,
the one-of-a-kind ratchet belt system that gives the classic belt a well-needed, well-deserved upgrade."

Jessica Huang, Huffington Post

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ABC10 Interview
72°
5:08
abc10.com


The Sacramento Bee

Praise for Our Products

★★★★★

Insanely good customer service! Awesome product. Treats its customers like gold and they earned my belt business for life. Had a belt that had a slight issue being a first gen belt of theirs and without me even requesting it they took upon themselves to send me the newest generation upgraded that fixed the problem. My next belt is gonna be one of their beautiful full-grain leathers. After seeing how they do business you can't go wrong. Fits perfect! Thanks Slide!

★★★★★

I don't have a lot to say here, so I'll keep this short. If you're sitting here thinking, "This looks like a gimmick, how much better could they make a belt?"
Shut up and buy it. Right now, shut your stupid mouth and buy this belt.

★★★★★

This is an ingenious product, and the company backs it up wit superb customer support! They are responsive, friendly, and quick to address any issue! Highly recommended!

★★★★★

Like the magical mythical unicorn you always hoped to see as a small child but BETTER! These belts are amazing. I bought one for myself and it was promptly adopted (stolen) by my husband. I had anticipated our 11 year old taking it eventually... but seriously - now I need two more belts and I'm positive my husband's fire department shift brothers will soon all have matching slide belts! Great product. Fast shipping and totally magical. The last belt you will ever buy.

★★★★★

I've had three of these slide belts and I've gotten rid of all of them but not because I didn't like them rather I love them so much that I've shown them to friends and they like them so much that I've given the belts to them. Unfortunately now I don't have one for myself and I'm back to using my old belts. The SlideBelt will be the BEST belt you have ever had and if you can buy two you can certainly give one to me. These belts are GREAT.

★★★★★

I was skeptical at first because I have joint issues, scleroderma, and RA. Belts are very hard for me to do as my fingers don't work right. So I have had to go beltless for a while which was tough as I swell so much I need a belt... this works fantastic and is so easy for me... I have passed this on to others and sent messages to foundations to let them know... thanks for a wonderful belt and lifesaver!

★★★★★

I bought one of these to try out a few years ago after I got fed up with my conventional belts wearing out. I've since then replaced ALL of my belts with SlideBelts! They look just as good now as the day I bought them - no stretched out holes, no faded/worn leather. I love how easily you can switch out the buckles with each belt strap, so I can mix and match my leather work belts with my casual canvas belts.

★★★★★

I am not a happy camper. I recently purchased one of your belts. It is the most AWESOME belt I've ever had. And now, as a result, I am being "forced" to replace all my other belts with brand new SlideBelts! All jokes aside, your belts are cool and I was very happy with my purchase. Keep up the great work guys. As for the "forced" replacements, I suppose I'll have to take the blame for that. Thanks again.

Shoutout to @SlideBelts for making the best belt I've ever owned. Seriously. This thing is amazing.

Dear @SlideBelts: you have rocked my world and changed m One belt at a time. Thank you so much!

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OUR FAST GROWTH

The Proof is in the Numbers



GROSS SALES
10M
8M
6M
4M
2M
0
$12K
$110K
$700K
$1.9M
$2.9M
$6.5M
$10M
2011
2012
2013
2014
2015
2016
2017
PROJECTED

As a result of our rapid growth, in 2016 we earned #151 on the Inc5000 List of America's Fastest Growing Private Companies. Given our revenue of $6.5 million last year, we are likely to make the list again for 2017. *Note 2015 states $2.9 million, compared to the $2.7 million revenue filed with Inc 500; the increase is due to subsequent reclassification of shipping ch to customers as part of gross sales (previously netted within cost of goods sold).

SlideBelts' Achievements



$14M+
IN GROSS SALES
250,000+
ORDERS SHIPPED
$50,000+
GIVEN TO CHARITY
$76
AVERAGE SALE



From the garage to our first office and beyond, our continual growth has fueled the frequent expansion of our headquarters (plus we had fun knocking down walls).


USA RETAILERS
WASHINGTON
NORTH DAKOTA
SOUTH DAKOTA
COLORADO
KANSAS
MISSOURI
OKLAHOMA
ARKANSAS
NEW MEXICO
TEXAS
OHIO
SOUTH CAROLINA
HAWAII

Though SlideBelts initially began as an online company, you can now find SlideBelts' products in over 130 retail stores throughout the country (and growing). See the full list here.

47% GROSS MARGINS 2015 → **62%** GROSS MARGINS 2016

21.1% GUEST RETENTION LIFETIME → **46.8%** GUEST RETENTION 2017

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OUR PRODUCTS

The Belt That Started It All

In 2004, Brig received a generous gift from one of his students while teaching abroad in Moldova: **a ratchet belt**. Instead of using worn-out holes and an unreliable prong, *this leather belt used something different*: a tab on the buckle that ratcheted into **teeth-like ridges** sewn to the back of the leather strap. Fascinated with the utility of the belt, Brig thought it could become a huge hit with some stylistic changes. He collaborated to **improve** and **refine** the buckle for the fashion world. [illegible] turned out, the ratcheting buckle was already public domain, and a SlideBelts patent would not be possible *until 9 years later* when he improved and redesigned the buckle into a dual-ratchet lever.



Anatomy of a SlideBelt

WHERE ARE THE HOLES?

"Ratchet belt" is a popular term that refers to a certain style of holeless belt. Around the world, it may also be referred to as a click belt, automatic belt, or a no-holes belt. Instead of using holes, ratchet belts use an array of teeth sewn into the underside of the belt strap. A tab in the buckle engages with the teeth and locks in, similar to how a zip tie operates.

HOW DOES IT ADJUST?

From its closed position, a release mechanism allows the belt strap to come free. Most ratchet belts use a small button for this, but a SlideBelts brand ratchet belt uses a patented frame-release lever that's easy to access and never jams.

WHY DO YOU NEED IT?

Since there are 6x more size options than traditional belts, you won't find yourself in-between holes. Our belts are therefore more comfortable, while also allowing for quick discreet adjustments. The leather or strap is better preserved, since all the tensile stress is not directly on one hole, but diverted to the notches instead. Also the low-profile buckles are interchangeable for custom styling. Plus for those individuals with impaired fine motor skills, our belts are vastly easier to operate than traditional belts.




Low-Profile Innovation.
Teeth-like ridges handsewn onto the back of straps allow for a low-profile innovation and 1/4" incremental microadjustments, giving you the absolute perfect fit.
Patent Dual-Lever Ratchet mechanism ensures smooth adjustments.
Bottle Opener. 'Nuff said.
Locking mechanism interacts with plastic "teeth" on the leather, giving complete security and unlimited sizes.
Deep Tension Grip makes sure your leather stays securely attached to the
buckle, W
allowing yo
swap out different leathers or buckle styles.
Trim To Size for a perfect fit, and one size makes it easily giftable.
48
46

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FULL GRAIN TOP GRAIN GENUINE SURVIVAL ANIMAL-FRIENDLY CANVAS

Recently Launched: The Survival Belt

With a passion for quality and itch for innovation, SlideBelts has been making leather ratchet belts for almost a decade. Now, with the launch of the Survival Belt we have crafted our core product's concept for the ultimate outdoorsman.

Let's take this outside.

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Brought to life by a successfully funded Kickstarter project, our much-anticipated Survival Belt recently launched last September 2016. It's primary purpose: if you're out in the wilderness and lost or damaged your gear — so you only have what you are wearing — then you have tools to survive.

The unique body of the Survival Buckle is composed of **highly durable glass-filled nylon**, and features an integrated **folding knife** with **bottle opener**, **LED flashlight**, and a **ferrocerium fire starter rod**. The knife is made of heat-treated AUS-8 stainless steel with a durable Titanium Nitride coating. A liner locking mechanism allows the knife to be opened with one hand.

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The strap is proudly made in the USA and crafted to **withstand the harshest elements** and most extreme treatment. The strap is composed of an internal webbing core coated in a durable TPU alloy protective shield. This proprietary combination is therefore leather-free, and complies with US FDA skin-sensitivity requirements. Additionally, the straps have **high tensile strength** and are designed to remain rigid without twisting — ideal for those who carry firearms.





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AUS-8 STAINLESS STEEL KNIFE
Titanium nitride (TiN) coated for added protection
BOTTLE OPENER
DUAL LEVER
Lift to release buckle from strap
FLASHLIGHT
LED& Powered by 4 LR621 Batteries
FERROCERIUM FIRE STARTER ROD
Unlike matches, it functions if wet
ATTACH STRAP HERE
Door snaps securely in place
GLASS-FILLED NYLON FIBER UNIBODY
For max strength


INTERNAL WEBBING
Provides almost 1500 PSI of tensile strength
DURABLE COATI
WATERPROOF
Impermeable to water & most staining liquids
FROST FLEX
Even in the most extreme weather, the strap can bend & flex freely
UV PROTECTED
Won't crack after long periods in the sun
ABRASION RESISTANT
Able to take all sorts of physical trauma without tearing or cracking
EASY TO CLEAN
Mud, dirt, and even blood can easily be wiped off with a damp cloth
CONTINUOUS NOTCHES
Run the length of the strap allowing adjustment to any girth
HEAT RESISTANT
Up to 214°F before softening
CUSTOM FIT
Cut to your size

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How To: Survival Belt Tutorial

Sneak Peek of What's Next: The GPS Belt

Also, we are very excited to give you a glimpse into our next project that's currently in development: a GPS Belt estimated to launch in Fall of 2018 or 2019. Offering more than just precise location tracking outside the cellular network, it's actually a **Satellite Emergency Notification Device**, or SEND, that can push your location to emergency services almost anywhere in the world. Depending on where you are, the appropriate response team will be dispatched so you can get lifesaving help *when every minute counts*.

Since the belt is on your body, it's not easily forgotten or lost. It will also have other features such a sending a short message, and calling for assistance in a non-life-threatening situations as well. *Again this project is in development, so though the image below is the current design, it may not be the final look or features of the finished product.*


EMERGENCY
Send a distress signal with your precise coordinates to GEOS International Emergency Response Coordination Center, and they'll mobilize the appropriate emergency response service whether by land or by sea.
ASSIST
Alert your personal contacts that you need assistance in non-life-threatening situations.
MESSAGE
Let family and friends know you're OK when you're out of cell phone range. Send a pre-programmed text message with coordinates, or an email with a link to your location in Google Maps.
LIVE TRACKING
Once activated, it records every step of your journey.
DROP A PIN
Manually drop a pin at your current location if you don't want to use extra battery power for live tracking. Displays your current coordinates.
MENU
Cycle through programming options and turn on the backlit display with an easy three second press and hold.
POWER
Easily power on/off with a battery that lasts 1 full year.


GLOBAL COVERAGE
96% or better probability of succesfully sending a single message within 20 minutes
Reduced coverage available within a 20 minute period


GPS Buckle Teaser

MARKET ANALYSIS

How We Stack Up to the Competition

From the first prototype in 2007, the image below shows the product evolution of all our buckles. Companies who never improve their products usually fail — **but we are not them.** Our products that you see today are the result of **continual innovation** of that first product that we sold. SlideBelts has released numerous generations of improvements: from as simple as smoothing down sharp buckle edges — to as extreme as removing the entire button and turning the buckle frame into the dual-lever release. Conversely, many of our competitors started late in the game and ***they are still selling the mechanism we sold way back in 2008.***


The Evolution of the SlideBelts Buckle
2007
2008
2010
2011
2012
2015
2016

With the introduction of the dual-lever mechanism in 2012, we discovered another positive yet unintended benefit of our new design via customer feedback. **Those with impaired fine motor skills, like arthritis or cerebral palsy, stated that our belts are vastly easier to operate** than traditional belts, especially given that you can remove it with one hand. This was not true of our older belt models with the button release, thereby further setting us apart from competitors utilizing those old models. We are extremely thankful that we have been able to empower those individuals by giving them greater independence.

Additionally we have the widest range of belt materials than any competitor, and none of them have anything even close to our Survival Belt.
That's because we are the true innovators on the field.

Intellectual Property


PATENTS ISSUED
FOUR

Just like any company with innovation at its core, we smartly **protect all our intellectual property (IP)**. We have 4 issued patents and 5 registered trademarks — and that doesn't even include the submissions still being reviewed.

If a company is not protected, then they have no foundation to stand on and others can undercut with cheaper knock-offs. You can see a full list of our issued IP here on our website.


TRADEMARKS REGISTERED
FIVE

Historical Traffic Trends: Alexa Traffic Rank


100,000
1,000,000
10,000,000
May '15
Sep '15
Jan '15
May '16
Sep '16
Jan '17
SlideBelts Inc.
U.S. Ratchet Belt Competitors
www.alexa.com

The above graph from Alexa.com shows website traffic of SlideBelts compared to other US ratchet belt companies. The more traffic a website gets, the greater the popularity and therefore greater sales. You can clearly see the **rising trend of ratchet belts** overall in the US, and that **we are leading the pack**. Our upward trend is also further proof of our growth. The huge bump in early 2016 was the result of a massively successful marketing campaign in a space we hadn't tapped before; so successful that it swamped our operations! We scaled back the marketing in order to bolster our operations to be able to handle larger sales volume. The fact that there was such a drastic rise by utilizing only *one* new marketing technique shows the **huge growth potential for SlideBelts in the market**.

Market Potential

Ecommerce for Apparel is Growing

SlideBelts' main target market: generally any person who wear pants with belt loops. You could say our ultimate goal is "world domination of waistlines." We make **products for men, women, and children**, and ship all over the world. Though we are first focusing on our own country of America, we have already begun to increase international expansion to the UK and Canada. Our core competence is belts, but we also have ancillary products like wallets as well as aspirations for other accessories.

For those who enjoy the numbers: the clothes and accessories ecommerce segment worldwide was expected to be more than $223 billion USD for 2016, and is forecast to grow 12.2% annually to more than $355 billion USD by 2020 (Statista, 2016). **If we capture even 0.001% of that global online market, that is potentially more than $355 million**. Similarly, of all US o[illegible] sales of apparel and accessories, eMarketer forecasts sales will reach $86.4 billion in 2018, a 17.5% share of total US retail ecommerce. This does not even include brick-and-mortar retail.

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Additionally, as SlideBelts moves into the **wearable technology market**, it opens up even more opportunities: the wearables market is expected to grow from $15.74 Billion (USD) in 2015 to reach $51.60 Billion by 2022.


Revenue in the clothes and accessories market
in million U.S. dollars (worldwide)
$170,410
$191,693
$225,086
$255,815
$289,691
$322,735
$358,592
2014
2015
2016
2017
2018
2019
2020
Ecommerce sales of apparel and accessories accounts for a 17.2% share of total U.S. retail ecommerce.
SOURCE: STATISTA


U.S. apparel and accessories retail ecommerce sales, 2013-2018
billions, % change and % of total retail ecommerce sales
Apparel and accessories retail ecommerce sales
% change
% of total retail ecommerce sales
$44.9
$52.2
$60.0
$68.2
$77.0
$86.4
17.2%
17.1%
17.2%
17.3%
17.4%
17.5%
17.0%
16.4%
14.9%
13.7%
12.9%
12.2%
2013
2014
2015
2016
2017
2018
Note: includes products or services ordered using the internet, regardless of the method of payment or fulfillment
SOURCE: EMARKETER

SLIDEBELTS GIVES BACK

To date, we have donated over $50,000 in cash, products, or by volunteering as a company during our work hours to the following organizations.







Albie Aware Breast Cancer Foundation · charity: water · Fisher House · The Salvation Army · Wounded Warrior Project · Foster Hope Sacramento

Goodwill · Big Brothers Big Sisters of the Greater Sacramento Area · Sacramento Children's Home · Rotary Club of Sacramento · Boys & Girls Clubs of Greater Sacramento · Movember Foundation

Sacramento Zoo · SHACC Surfing Heritage & Culture Center · El Dorado Hills Chamber of Commerce · Invisible Children · Folsom Zoo Sanctuary Friends · The Resp... C.L.U.B

TEAMWORK MAKES THE DREAM WORK

The strength of SlideBelts is not in our innovative products — the true strength of this company is the TEAM of people who make it happen. In the same way that a sports team loses games when they don't work together, a business team that doesn't work together will produce terrible products.

SlideBelts focuses on what matters most: ***the people***. Everything else falls into place.




Outside's 2016
BEST PLACES to WORK



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Brig's trip to Moldova

This story all began with a generous gift from one of Brig's students while teaching abroad Moldova: a ratch[illegible] belt!



First Shipment Arrives

The first shipment of 400 belts arrives. Sold for cash until website is created the next year. Brig and Michelle marry in December.


CALIFORNIA

Move to California

Brig and Michelle finish college in Utah and move back to California. SlideBelts grows online by word-of-mouth from their home as they both grow the business.



Company Incorporated

The "Erik Blaire" is dropped, officially becoming a California corporation as SlideBelts Inc. The business is finally moved out of the garage and into it's own space.


KICKSTARTER
SURVIVAL SLIDEBELT CAMPAIGN

Survival Belt Kickstarter Funded

Raised $200,000 from over 2,000 backers for the research, development, and production of the Survival Belt.

SlideBelts Converts to DE C-Corp

SlideBelts transitions from a California S-Corp to become a Delaware C-Corp.



Inc. 5000 List

SlideBelts is recognized at #151 on the Inc. 500 list of America's Fastest Growing Private Companies.

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StartEngine Launch

SlideBelts is live and accepting investments.

2004 · September 2007 · May 2008 · 2009 · June 2010 · April 2012 · June 2013 · September 2013 · September 2014 · December 2014 · May 2016 · July 2016 · August 2016 · September 2016 · April 2017 · ETA 2018



Company Established and Prototype Made

Now recognized as SlideBelts' official birthday, Brig creates Erik Blaire LLC in Utah (called "Erik Blaire SlideBelts") while in college. Sourcing an[d] prototyping begin[…]

First sale on website

First documented sale is recorded via PayPal after Brig codes the first version of www.slidebelts.com.



Patent is Filed

After updating their belt ratchet system, a provisional patent is filed on the unique new mechanism, eventually becoming the first issued utility patent 9,149,090.



First Team Members Hire

Now in new office/warehouse space, the first crew are hired (that aren't family members).



First Year to Exceed $1M Revenue

SlideBelts closed 2014 with nearly $2M in sales, almost tripling sales of 2013.



Outside's 2016
BEST PLACES to WORK

Outside Mag's 100 Best Companies

SlideBelts is recognized as #29 of Outside Magazine's 100 Best Places to Work in 2016.



Survival Belt Launched

The Survival Belt is officially launched to the public to rave reviews.



GPS Belt Launches

Currently in R&D, the GPS Be[…] to arri[…]

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In the Press

Inc. 5000 #151 2016 · uncrate · MAXIM · abc10 A TEGNA Company · The Sacramento Bee · COMSTOCK'S MAGAZINE

Outside's 2016 Best Places to Work · Sacramento Business Journal · GearJunkie · The Huffington Post · Yahoo! Finance · The Awesomer

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Meet the Team



Brig Taylor

Founder & CEO

Brig came up with the idea for SlideBelts in 2004 while teaching abroad in Moldova, when he was given the gift of a ratchet belt.The utility of the belt was apparent, and with that inspiration, he designed the first prototype. By 2007, Brig started SlideBelts; the next year he was already selling belts to friends and family. Fast forward 10 years and SlideBelts has blossomed from a husband-wife duo to an energetic team of 26. As CEO, Brig is responsible for the vision, strategy, and direction of the company. In addition, he leads the Senior Executive Team, sets company culture standards, and allocates capital based on the company's priorities. From Irvine, CA.

in f



Michelle Taylor

President & Creative Director

Michelle originally began in the Operations of SlideBelts in 2009; simply shipping orders and fulfilling guest service requests. Together with Brig, they covered all aspects of their growing company until it could be delegated to new team members. Michelle now has years of experience in almost every area of the business from accounting to logistics. Now, as President and Creative Director, Michelle primarily defends the SlideBelts brand image in all forms of outward-facing material, and is responsible for overseeing the direction of the Creative Team while also determining and monitoring production schedules. From La Canada, CA.



Rick Lilley

Chief Operations Officer

Rick leads and maintains control of SlideBelts' diverse business operations, cultivating an effective and efficient team. Rick develops and oversees implementation of systems/strategies throughout the company and establishes and sustains performance measures, following up with each Department Lead, ensuring they are thriving within their position expectations. Additionally, Rick coaches, develops, and motivates teams as a key part of the senior leadership team. Started January 2014. From Sacramento, CA.



Navi Singh

Chief Financial Officer

Navi assists in formulating the company's future direction, developing financial and tax strategies, managing the capi request and budgeting proc and developing performance measures that support the company's strategic direction. Additionally, Navi participates in key decisions as a member of the executive management team and reports financial results to SlideBelts' Board of Directors. Started January 2014. From Sacramento, CA.



Courtney Eilhardt

Human Resource Manager

Courtney works closely with the Executive Team to ensure the recruitment, hiring and retention of employees. Additionally, Courtney oversees all benefit programs, compensation and employee relations. Started April 2016. From Sacramento, CA.



Cameron Diegle

Financial Controller

Cameron is responsible for the accounting operations of the company, creation of monthly financial reports, maintenance of an adequate system of accounting records, and a comprehensive set of controls and budgets designed to mitigate risk, enhance the accuracy of the company's reported financial results, and ensure the reported results are compliant with financial reporting standards. Started August 2016. From Sacramento, CA.



Hauson Toh

Product Manager

Hauson coordinates factory shipments for timely arrivals, maintains stock of product to ensure accurate inventory, and research and development of new products or improvement of existing products. Started February 2015. From El Dorado Hills, by way of Hong Kong.



Jeff Schmidt

Assistant Sales Manager

Jeff builds and maintains vendor relationships and coordinates transactions between retailers and other SlideBelts departments. Started September 2015. From Dixon, CA.

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Andrew Pierce

Graphic Designer

Andrew focuses on creative, branding and graphic design for all internal and outward facing materials. The Creative Team is the Defender of the Brand, creating and maintaining the brand aesthetic and ensuring that SlideBelts stays true in its representation. Started January 2016. From Roanoke, VA.



Olivia Wilson

Graphic Designer

Olivia focuses on creative, branding and graphic design for all internal and outward facing materials. The Creative Team is the Defender of the Brand, creating and maintaining the brand aesthetic and ensuring that SlideBelts stays true in its representation. Started August 2016. From El Dorado Hills, CA.



Alex Gayman

Graphic Designer

Alex focuses on creative, branding and graphic design for all internal and outward facing materials with an emphasis on shooting and editing video and photo content. The Creative Team is the Defender of the Brand, creating and maintaining the brand aesthetic and ensuring that SlideBelts stays true in its representation. Started August 2016. From Chambersburg, PA.



Trevor Cummings

E-Commerce Specialist

Trevor is responsible for updating and maintaining all aspects of our multi-channel commerce guest experienc especially as it pertains to accuracy, usability, functionality and optimization. Trevor also provides extensive in-house I.T. support for the SlideBelts team. Started March 2016. From Sonoma, CA.



Cassidy Myers

Marketing Communications Manager

Cassidy leads, directs and grows the voice of the company on SlideBelts' various social media channels, in brand marketing initiatives and through all outward-facing communications. Started December 2015. From Gold River, CA.



Nery Solano

Marketing Communications Specialist

Nery manages and grows the voice of the company on SlideBelts' various social media channels, in brand marketing initiatives and through all outward-facing communications. Started September 2016. From Guatemala City, Guatemala.



Gabby Head

Administrative Assistant

Gabby's primary focus is to make each workday efficient and organized for the Executive Team by managing appointments and schedules, coordinating travel arrangements, taking notes in meetings and performing daily logistical tasks. Gabby also assists with company-wide events and oversees the organization of the company's project management platform. Started April 2016. From Pollock Pines, CA.



Emmeline Wilson

Data Analyst

Having started at SlideBelt headquarters in an Administrative Assistant role for six months, Emmeline currently lives abroad in Nuremberg, Germany, and handles many of our special projects remotely. She crunches the numbers; turning data into information and insight for many of our departments. Emmeline also monitors performance and efficiency - identifying trends, advising, and helping coordinate special projects across the company. Started February 2016. From El Dorado Hills, CA.



Matt Edwards

Logistics Manager

Matt heads up our logistics team, coordinating the storage, transportation and delivery of all of our products. Matt also oversees and creatively implements strategies to ensured stock levels are maintained and product is moved efficiently. Finally, Matt manages and maintains the SlideBelts warehouse, ensuring cleanliness, order and organization of products and the facility as a whole. Started February 2014. From Cottonwood, CA.



Josh Montenegro-Sanchez

Operations Manager

Josh creates and implements systems to cultivate excellent customer service and to promote this idea throughout the organization. Josh's primary goal is to keep his team running in an efficient and profitable manner, as well as ensuring guest satisfaction, loyalty and retention by exceeding all guest expectations. Started September 2016. From San Salvador, Salvador.



Kevin Fong

Product & Guest Service Specialist

Kevin is responsible for creating a positive interaction with our guests through email, phone, and social media. He also prepares and ships out products to our customers and distributors all over the world. Kevin's primary focus is on logistics - coordinating the storage, transportation and delivery of goods. Started January 2016. From Placerville, CA.



Brenda Rangel

Product & Guest Service Specialist

Brenda is responsible for creating a positive interaction with our guests through email, phone, and social media. She also prepares and ships out products to our customers and distributors all over the world. Brenda is tasked with a special focus on guest service - creating and implementing a genuine and caring voice to present to all SlideBelts' guests. Started November 2016. From Los Angeles, CA.



Trevor Nielsen

Product & Guest Service Specialist

Trevor is responsible for creating a positive interaction with our guests through email, phone, and social media. He also prepares and ships out products to our customers and distributors all over the world. Trevor has a primary focus on general maintenance, in repairing and maintaining the facilities and operations of SlideBelts headquarters. Started February 2016. From Shingle Springs, CA.



Connor Friery

Product & Guest Service Specialist

Connor is responsible for creating a positive interaction with our guests through email, phone, and social media. Connor also prepares and ships out products to our customers and distributors all over the world. Connor has a primary focus on inventory - maintaining an accurate record of products as they come in and are shipped out from our SlideBelts headquarters. Started February 2016. From Folsom, CA.



Bryan Galyardt

Product & Guest Service Specialist

Bryan is responsible for creating positive interactions with our guests through email, phone, and social media. He also prepares and ships out products to our customers and distributors all over the world. Bryan has a special focus on Amazon Prime - implementing strategies to maintain timely shipping and response times on every order coming through Amazon Prime. Started September 2016. From Cameron Park, CA.



Taylor Scilufo

Product & Guest Service Specialist

Taylor is responsible for creating a positive interaction with our guests through email, phone, and social media. She also prepares and ships out products to our customers and distributors all over the world. Taylor has a focus on wholesale - assisting our sales team in coordination, quality checks, and distribution to our roster of wholesale accounts. Started February 2017. From New York, New York.



Meagan Torres

Product & Guest Service Specialist

Megan is responsible for creating a positive interaction with our guests through email, phone, and social media. She also prepares and ships out products to our customers and distributors all over the world. Started March 2017. From Sacramento, CA.

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Offering Summary

SAFE (Simple Agreement for Future Equity)

$20M Valuation Cap| 20% Discount

Company	SlideBelts Inc.
Corporate Address	4818 Golden Foothill Pkwy #9, El Dorado Hills, CA 95762
Description of Business	SlideBelts is a wearable tech company that designs, manufactures and sells innovative ratchet belts without holes.
Type of Security Offered	SAFE
Purchase Price of Security Offered	N/A
Minimum Investment Amount (per investor)	$250.00

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Your SAFE will convert to Class A Non-Voting Common Stock at a discounted price using either the Valuation Cap or Discount Rate, whichever results in more shares to you, the SAFE holder.

The **SAFE** is intended to be an alternative to convertible notes, with no interest rate, maturity date or automatic conversion at a priced round. For the *protection of both the company and **SAFE** holders* we have also removed investor pro rata, acquired a repurchase right, and added a class action waiver and arbitration clause.

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Investment Limitations: Investors are subject to the following limitations on the amount they may invest in this offering, as set forth below:

- Annual income AND net worth greater than $100,000:
  - 10% of the lesser of your annual income or net worth, subject to a maximum of $100,000;
- Annual income or net worth less than $100,000:
  - the greater of: $2,000 or 5 percent of the lesser of the investor’s annual income or net worth.

Note: You may include the income of your spouse for purposes of determining your annual income. Your net worth must exclude the value of your primary residence, and if you have a mortgage on your residence that exceeds its worth, you must include that negative equity for purposes of determining your net worth.

Offering Exemption: This offering is being conducted by Start Engine Capital LLC (“Start Engine”), a leading investment crowdfunding platform, pursuant to Regulation CF, promulgated under Title III of the JOBS Act, and specifically Section 4(a)(6) of the Securities Act of 1933, as amended.

When do you get to realize your investment?

Good question! By joining us today and taking part in our journey, you are betting on our future. Although nothing is guaranteed, and we have no plans to sell out prematurely or liquidate any investments; any return on investment will likely be realized via an acquisition or IPO. However, the crowdfunding laws are evolving, and we are hopeful that in the not-too-distant future there will be an opportunity for our investors to and buy their investments via a secondary trading platform, similar to how Regulation A+ currently works. Please keep in mind the law cur requires us to lock in your investment for a period of one year, but we plan to hold onto these investments for longer.

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Irregular Use of Proceeds

There is no intended irregular use of the crowdfunding proceeds in this offering.

Offering Details

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Risks

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A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.
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